FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 22, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   December 22, 2006

By: Signed "Cathy Zhai"

Cathy Zhai

Interim Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

NRC-IRAP and the CME Recognize Norsat’s Innovation Culture

(Vancouver, Canada) December 22nd, 2006, 08:00 EST – The National Research Council Canada Industrial Research Assistance Program (NRC-IRAP) and the Canadian Manufacturers and Exporters (CME) have named Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of compact portable satellite terminals, as the BC/Yukon Region Finalist for CME’s 2006 NRC-IRAP Regional Award for New Technology. The nomination of Norsat was based for its achievements in the design of the GLOBETrekker, the Company’s ultra-portable satellite terminal.

The 2006 Regional Award for New Technology recognizes innovative excellence in the development and application of new technologies across Canada.  NRC-IRAP itself is a national program that provides technical and business advisory services as well as potential funding to innovative small- and medium-sized enterprises.   The program is a vital component of the NRC, a cornerstone in Canada's innovation system, regarded worldwide as one of the best programs of its kind.

The competition for the NRC-IRAP Regional Awards was open to small- and medium- enterprises from across Canada, from which more than 70 leading-edge companies submitted applications. Norsat was selected as an Award Finalist from a short-list of ten applications which were adjudicated for the BC Region.

“This award recognizes leading Canadian firms that have embraced an innovation culture,” said Werner Knittel,  Vice President, BC Division, Canadian Manufacturers & Exporters.

“While the Company has expanded greatly over the years, we have not lost our founding spirit of innovation. To be recognized by the NRC as a finalist amongst Canada’s leading companies, on the eve of our thirty year anniversary, is an honor that is shared by each employee throughout our organization,” said Dr. Amiee Chan, President and CEO, Norsat International Inc.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes included therein for the three and nine months ended September 30, 2006, and the restated audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2808.

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com